Exhibit 99.1

Fiverr Announces Fourth Quarter and Full Year 2020 Results

●	Strong finish to 2020: We concluded a phenomenal year with accelerating growth in Q4 - revenue grew 89% y/y and active buyers grew 45% y/y
●	Reached 500+ categories: Fiverr added 30 new categories in Q4 and now offers digital services in more than 500 categories
●	Fiverr’s first ever Super Bowl commercial: The commercial follows a successful new brand evolution last year and introduces Fiverr to the world on one of the biggest stages
●
Initiating strong guidance for 2021: Fiverr expects continued business momentum and is initiating strong guidance for 2021 with 46-50% revenue growth and continued improvement on adjusted EBITDA margin

●	Momentum in 2020 continues in 2021: We expect the elevated engagement levels shown in 2020 to last well beyond the pandemic

NEW YORK, February 18, 2021 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the fourth quarter of 2020. Complete operating results and management commentary can be found in the Company’s shareholder letter which is posted to its investor relations website at investors.fiverr.com.

“2020 was a landmark year for our business with 77% year over year revenue growth driven largely by bringing more freelancers and businesses together during a critical time of global change,” said Micha Kaufman, founder and CEO of Fiverr. “We are carrying that momentum into the new year and I’m thrilled about what lies ahead for us in 2021. We started this year with our first Super Bowl campaign, which allowed us to reach millions of people in a way that was unprecedented for our brand. In the year ahead, we also expect to continue to roll out significant products, features and capabilities and continue to help lead and power the global trend towards digital transformation and remote work.”

Ofer Katz, Fiverr’s CFO, added, “Our marketplace significantly scaled during 2020 and we achieved the important milestone of turning EBITDA positive as well. We believe the strong momentum is carrying into 2021 and the increased awareness and adoption of digital freelancing services will continue to provide tailwinds for our business. We are excited about the year ahead as reflected by our strong financial outlook for 2021.”

Fourth Quarter 2020 Financial Highlights

●	Revenue in the fourth quarter of 2020 was $55.9 million, an increase of 89% year over year.
●	Active buyers as of December 31, 2020 grew to 3.4 million, compared to 2.4 million as of December 31, 2019, an increase of 45% year over year.
●	Spend per buyer as of December 31, 2020 reached $205, compared to $170 as of December 31, 2019, an increase of 20% year over year.
●	Take rate for the year ended December 31, 2020 was 27.1%, up from 26.7% for the year ended December 31, 2019, an increase of 40 basis points year over year.
●
GAAP gross margin in the fourth quarter of 2020 was 82.6%, an increase of 330 basis points from 79.3% in the fourth quarter of 2019. Non-GAAP gross margin in the fourth quarter of 2020 was 83.9%, an increase of 310 basis points from 80.8% in the fourth quarter of 2019.

●
GAAP net loss in the fourth quarter of 2020 was ($8.1) million, or ($0.23) net loss per share, compared to ($7.4) million, or ($0.23) net loss per share, in the fourth quarter of 2019. Non-GAAP net income in the fourth quarter of 2020 was $4.8 million, or $0.13 and $0.12 basic and diluted net income per share, respectively, compared to ($2.7) million, or ($0.08) loss per share, in the fourth quarter of 2019.

●
Adjusted EBITDA[1] in the fourth quarter of 2020 improved to $4.6 million, compared to ($3.3) million in the fourth quarter of 2019. Adjusted EBITDA margin was 8.3% in the fourth quarter of 2020, an improvement of 1,960 basis points from (11.3%) in the fourth quarter of 2019.

Full Year 2020 Financial Highlights

●	Revenue in 2020 was $189.5 million, an increase of 77% year over year.
●	GAAP gross margin in 2020 was 82.5%, an increase of 330 basis points from 79.2% in 2019. Non-GAAP gross margin in 2020 was 83.7%, an increase of 270 basis points from 81.0% in 2019.
●
GAAP net loss in 2020 was ($14.8) million, or ($0.46) net loss per share, compared to a net loss of ($33.5) million, or ($1.67) net loss per share, in 2019. Non-GAAP net income in 2020 was $10.4 million, or $0.32 and $0.29 basic and diluted net income per share, respectively, compared to a loss of ($16.8) million, or ($0.58) basic and diluted net loss per share, in 2019.

●	Adjusted EBITDA in 2020 improved to $9.1 million, compared to ($18.0) million in 2019. Adjusted EBITDA margin was 4.8% in 2020, an improvement of 2,160 basis points from (16.8%) in 2019.

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

Financial Outlook

We are introducing strong Q1’21 and full-year 2021 guidance, as business momentum in 2020 continues into 2021. The Super Bowl commercial is expected to result in a one-time expense of $8 million in Q1'21 and we expect to continue gaining operating leverage throughout the year. Given the uncertainty of the ongoing impact and unprecedented conditions surrounding the COVID-19 pandemic on economies globally, we will provide investors with updated business trends as they evolve.

	Q1 2021	FY 2021
Revenue	$63.0 - $65.0 million	$277.0 - $284.0 million
Year over year growth	84-90%	46-50%
Adjusted EBITDA	($4.0) - ($3.0) million	$16.0 - $21.0 million

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Thursday, February 18, 2021, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 360-3590, or (412) 317-5278 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Thursday, February 25, 2021, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter replay code 10150856.

About Fiverr

Fiverr’s mission is to change how the world works together. For over 10 years, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 500 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended December 31, 2020, over 3.4 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to become part of the future of work by visiting us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	December 31,
	2020	2019

Assets
Current assets:
Cash and cash equivalents	$268,030	$24,171
Marketable securities	129,372	88,559
User funds	97,984	55,945
Bank deposits	90,000	15,000
Restricted deposit	346	324
Other receivables	5,418	3,117
Total current assets	591,150	187,116

Marketable securities	228,048	21,805
Operating lease right of use asset	15,611	-
Property and equipment, net	6,265	5,321
Intangible assets, net	5,884	7,188
Goodwill	11,240	11,240
Restricted deposit	2,589	3,168
Other non-current assets	415	522
Total assets	$861,202	$236,360

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$3,622	$3,749
User accounts	92,027	53,013
Deferred revenue	5,957	3,248
Other account payables and accrued expenses	40,396	21,426
Operating lease liabilities	3,307	-
Current maturities of long-term loan	560	503
Total current liabilities	145,869	81,939

Convertible notes	352,034	-
Operating lease liabilities	13,861	-
Long-term loan and other non-current liabilities	4,035	5,612
Total long-term liabilities	369,930	5,612

Total liabilities	$515,799	$87,551

Shareholders' equity:
Share capital and additional paid-in capital	517,444	306,334
Accumulated deficit	(172,573)	(157,763)
Accumulated other comprehensive income	532	238
Total shareholders' equity	345,403	148,809
Total liabilities and shareholders' equity	$861,202	$236,360

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

Revenue	$55,885	$29,531	$189,510	$107,073
Cost of revenue	9,703	6,120	33,188	22,224
Gross profit	46,182	23,411	156,322	84,849

Operating expenses:
Research and development	13,570	9,322	45,719	34,483
Sales and marketing	27,403	15,663	94,379	62,750
General and administrative	8,983	6,495	28,034	22,366
Total operating expenses	49,956	31,480	168,132	119,599
Operating loss	(3,774)	(8,069)	(11,810)	(34,750)
Financial income (expenses), net	(4,192)	684	(2,800)	1,371
Loss before income taxes	(7,966)	(7,385)	(14,610)	(33,379)
Income taxes	(111)	(54)	(200)	(160)
Net loss	$(8,077)	$(7,439)	$(14,810)	$(33,539)
Deemed dividend to protected ordinary shareholders	-	-	-	(632)
Net loss attributable to ordinary shareholders	$(8,077)	$(7,439)	$(14,810)	$(34,171)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.23)	$(0.23)	$(0.46)	$(1.67)
Basic and diluted weighted average ordinary shares	35,643,919	31,900,413	32,323,636	20,503,893

 CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

Operating Activities
Net loss	$(8,077)	$(7,439)	$(14,810)	$(33,539)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,227	893	4,338	3,571
Amortization of discount of marketable securities	933	(430)	1,091	(988)
Shared-based compensation	6,235	2,337	15,815	8,899
Net income (loss) from exchange rate fluctuations	(987)	(67)	(1,076)	65
Changes in assets and liabilities:
User funds	(4,831)	(1,245)	(42,039)	(16,209)
Operating lease ROU assets and liabilities, net	1,068	-	1,068	-
Amortization of discount and issuance costs of convertible notes	4,036	-	4,036	-
Other receivables	(1,446)	(232)	(1,777)	(1,583)
Trade payables	(2,404)	1,750	(127)	240
User accounts	4,653	(1,687)	39,014	13,277
Deferred revenue	120	3,248	2,680	3,248
Other account payables and accrued expenses	4,206	(372)	10,674	8,677
Payment of contingent consideration	-	-	(1,960)	-
Non-current liabilities	45	336	208	398
Net cash provided by (used in) operating activities	4,778	(2,908)	17,135	(13,944)

Investing Activities
Acquisition of business, net	-	-	-	(9,967)
Acquisition of intangible asset	-	-	(1,230)	-
Purchase of property and equipment	(1,041)	(181)	(2,094)	(1,016)
Capitalization of internal-use software	(64)	(216)	(711)	(739)
Other receivables and non-current assets	39	(29)	107	(40)
Bank and Restricted deposits	(49,443)	5,000	(74,443)	(15,000)
Investment in marketable securities	(235,229)	(69,954)	(431,176)	(214,306)
Proceeds from sale of marketable securities	25,800	69,993	183,190	104,990
Net cash provided by (used in) investing activities	(259,938)	4,613	(326,357)	(136,078)

Financing Activities
Proceeds from exercise of options	2,696	200	9,189	773
Proceeds from initial public offering, net	-	(452)	-	113,350
Proceeds from issuance of protected ordinary shares, net	-	-	-	4,340
Proceeds from follow on offering, net	(40)	-	129,853	-
Proceeds from issuance of convertible notes, net	447,264	-	447,264	-
Purchase of capped call	(43,240)	-	(43,240)	-
Payment of contingent consideration	-	-	(2,040)	-
Repayment of long-term loan	(152)	(123)	(524)	(470)
Tax withholding in connection with employees' options exercises	9,528	-	11,311	-
Net cash provided by (used in) financing activities	416,056	(375)	551,813	117,993

Effect of exchange rate fluctuations on cash and cash equivalents	1,170	100	1,268	245

Increase (decrease) in cash and cash equivalents	162,066	1,430	243,859	(31,784)
Cash and cash equivalents at the beginning of period	105,964	22,741	24,171	55,955
Cash and cash equivalents at the end of period	$268,030	$24,171	$268,030	$24,171

KEY PERFORMANCE METRICS

	Twelve Months Ended
	December 31,
	2020	2019

Annual active buyers (in thousands)	3,418	2,352
Annual spend per buyer ($)	$205	$170

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

GAAP gross profit	$46,182	$23,411	$156,322	$84,849
Add:
Share-based compensation	172	49	384	142
Depreciation and amortization	506	393	1,962	1,728
Non-GAAP gross profit	$46,860	$23,853	$158,668	$86,719
Non-GAAP gross margin	83.9%	80.8%	83.7%	81.0%

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE
(in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

GAAP net loss attributable to ordinary shareholders	$(8,077)	$(7,439)	$(14,810)	$(34,171)
Add:
Deemed dividend to protected ordinary shareholders	-	-	-	632
Depreciation and amortization	1,227	893	4,338	3,571
Share-based compensation	6,235	2,337	15,815	8,899
Other initial public offering related expenses	-	-	-	416
Contingent consideration revaluation and acquisition related costs	932	1,509	768	3,873
Convertible notes amortization of discount and issuance costs	4,036	-	4,036	-
Exchange rate loss, net	416	-	262	-
Non-GAAP net income (loss)	$4,769	$(2,700)	$10,409	$(16,780)
GAAP basic weighted average number of ordinary shares outstanding	35,643,919	31,900,413	32,323,636	20,503,893
Add:
Additional weighted average shares giving effect to exchange of protected ordinary shares at the beginning of the period	-	-	-	8,596,606
Non-GAAP basic weighted average number of ordinary shares outstanding	35,643,919	31,900,413	32,323,636	29,100,499
Non-GAAP basic net income (loss) per share attributable to ordinary shareholders	$0.13	$(0.08)	$0.32	$(0.58)

Non-GAAP diluted weighted average number of ordinary shares outstanding	41,176,573	31,900,413	35,607,317	29,100,499
Non-GAAP diluted net income (loss) per share attributable to ordinary shareholders	$0.12	$(0.08)	$0.29	$(0.58)

Note: Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the twelve months ended December 31, 2019 were calculated based on ordinary shares outstanding after accounting for the exchange of Fiverr’s then outstanding protected ordinary shares into 18.7 million ordinary shares as though such event had occurred at the beginning of the periods.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(in thousands, except adjusted EBITDA margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

GAAP net loss	$(8,077)	$(7,439)	$(14,810)	$(33,539)
Add:
Financial expense (income), net	4,192	(684)	2,800	(1,371)
Income taxes	111	54	200	160
Depreciation and amortization	1,227	893	4,338	3,571
Share-based compensation	6,235	2,337	15,815	8,899
Other initial public offering related expenses	-	-	-	416
Contingent consideration revaluation and acquisition related costs	932	1,509	768	3,873
Adjusted EBITDA	$4,620	$(3,330)	$9,111	$(17,991)
Adjusted EBITDA margin	8.3%	(11.3)%	4.8%	(16.8)%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019

GAAP research and development	$13,570	$9,322	$45,719	$34,483
Less:
Share-based compensation	2,331	811	5,842	3,197
Depreciation and amortization	156	126	551	454
Acquisition related costs	-	-	-	106
Non-GAAP research and development	$11,083	$8,385	$39,326	$30,726

GAAP sales and marketing	$27,403	$15,663	$94,379	$62,750
Less:
Share-based compensation	1,196	488	3,084	1,853
Depreciation and amortization	513	325	1,625	1,212
Acquisition related costs	-	363	121	1,436
Non-GAAP sales and marketing	$25,694	$14,487	$89,549	$58,249

GAAP general and administrative	$8,983	$6,495	$28,034	$22,366
Less:
Share-based compensation	2,536	989	6,505	3,707
Depreciation and amortization	52	49	200	177
Other initial public offering related expenses	-	-	-	416
Contingent consideration revaluation and acquisition related costs	932	1,146	647	2,331
Non-GAAP general and administrative	$5,463	$4,311	$20,682	$15,735

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of non-GAAP financial measures guidance for the first quarter of 2021, and the fiscal year ending December 31, 2021 to the comparable GAAP measures, because certain items that are excluded from non-GAAP financial measures cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, and income or loss on revaluation of contingent consideration, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2021 and the fiscal year ending December 31, 2021, our expected future Adjusted EBITDA profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 18, 2021, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.